                                  EXHIBIT 12.1

                                 DEX MEDIA, INC.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                                        Predecessor                          Dex Media, Inc.
                                       ---------------------------------------------   ----------------------------
                                                                        Period from     Period from
                                           Year ended December 31,      January 1 to   November 9 to    Year ended
                                       ------------------------------    November 8,    December 31,   December 31,
                                         1999       2000       2001         2002            2002           2003
                                       --------   --------   --------   ------------   -------------   ------------
(dollars in thousands)
Earnings (loss) before income taxes    $144,165   $221,058   $268,847     $263,722        $(46,983)     $(122,765)
Interest expense                        126,596    123,501    112,944       87,165          27,866        277,626
Interest factor on rentals (a)            2,800      2,556      3,063        1,502             476          3,276
                                       ----------------------------------------------------------------------------
Earnings available for fixed charges   $273,561   $347,115   $384,854     $352,389        $(18,641)     $ 158,137

Interest expense                       $126,596   $123,501   $112,944     $ 87,165        $ 27,866      $ 277,626
Interest factor on rentals (a)            2,800      2,556      3,063        1,502             476          3,276
Preferred stock dividend requirements        --         --         --           --           1,612         14,061
                                       ----------------------------------------------------------------------------
Fixed charges                          $129,396   $126,057   $116,007     $ 88,667        $ 29,954      $ 294,963
                                       ============================================================================

Ratio of earnings to fixed charges          2.1x       2.8x       3.3x         4.0x            N/A            0.5x

The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For this purpose, earnings include pre-tax income from continuing operations and fixed charges include interest, whether expensed or capitalized, an estimate of interest within rental expense and pre-tax earnings required to pay dividends on outstanding preference securities. For the period from November 9 to December 31, 2002, and the year ended December 31, 2003, earnings were inadequate to cover fixed charges. The deficiencies were $48.6 million and $136.8 million, respectively.

(a) The Company uses one-third of rental expense as an estimation of the interest factor on its rental expense.

                   RATIO OF TOTAL DEBT TO STOCKHOLDERS' EQUITY

(dollars in thousands)                                   As of December 31, 2003  Proforma As of December 31, 2003
                                                         -----------------------  ---------------------------------
Total Debt                                                      $6,097,434                  $6,347,934
Stockholders' Equity                                            $  760,772                  $  510,272
Ratio of Total Debt to Stockholders' Equity                            8.0x                       12.4x

The ratio of total debt to stockholders' equity is computed by dividing total debt by stockholders' equity.